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                               December 7, 2023

       Scott Semel, Esq.
       Chief Legal Officer
       EngageSmart, Inc.
       30 Braintree Hill Office Park
       Suite 101
       Braintree, MA 02184

                                                        Re: EngageSmart, Inc.
                                                            Schedule 13E-3
filed November 20, 2023
                                                            File No. 005-93328
                                                            Preliminary Proxy
Statement on Schedule 14A filed November 20, 2023
                                                            File No. 001-40835

       Dear Scott Semel:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed November 20,
       2023

       General

   1. We note that the registrant has requested confidential treatment for Exhibits
                                                        (c)(ii), (c)(iii),
(c)(iv), (c)(vi) and (c)(viii) to the Schedule 13E-3. We will review and provide comments on the
request separately. All comments concerning the confidential treatment request must
be resolved prior to mailing the proxy statement.
   2. In circumstances where the registrant elects to incorporate by reference the information required by Item
1010(a) and (b) of Regulation M-A, all the summarized financial information required by
Item 1010(c) must be disclosed in the document furnished to
                                                        security holders. See
Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer
 Scott Semel, Esq.
EngageSmart, Inc.
December 7, 2023
Page 2
       to telephone interpretation I.H.7 in the July 2001 supplement to our Manual of Publicly
       Available Telephone Interpretations    that is available on the
Commission   s website at
       http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the disclosure to include the information required by Item
       1010(c).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameScott Semel, Esq.
                                                            Division of
Corporation Finance
Comapany NameEngageSmart, Inc.
                                                            Office of Mergers &
Acquisitions
December 7, 2023 Page 2
cc:       Laura P. Knoll
FirstName LastName